During the six months ended June 30, 1998, certain of the Funds' investment policies were changed as set forth below:

Founders Special Fund
Effective April 7, 1998

     Special Fund's investment policies were changed to state that the Fund normally invests at least 65% of its total assets in equity securities of domestic and foreign issuers which the adviser characterizes as "growth" companies. The adviser generally will select securities for the Fund without regard to an issuer's market capitalization. The Fund may invest up to 30% of its total assets in foreign securities, with no more than 25% of its total assets invested in the securities of any one foreign country.

All of the Funds except Money Market Fund
Effective July 7, 1998

     The following was added to the Funds' investment policies:

     All of the Funds with the exception of the Money Market Fund also may purchase U.S. Treasury STRIPS (Separate Trading of Registered Interest and Principal of Securities). STRIPS essentially are zero-coupon bonds that are direct obligations of the U.S. Treasury. These bonds do not make regular interest payments; rather, they are sold at a discount from face value, and principal and accrued interest are paid at maturity. STRIPS may experience greater fluctuations in market value due to changes in interest rates and other factors than debt securities that make regular interest payments. A Fund will accrue income on STRIPS for tax and accounting purposes which must be distributed to Fund shareholders even though no cash is received at the time of accrual. Therefore, the Fund may be required to liquidate other portfolio securities in order to meet the Fund's distribution obligations.

Money Market Fund
Effective July 7, 1998

     The Fund's policy with respect to commercial paper investments was revised to read as follows:

     Commercial paper purchased by Money Market Fund must be rated by any two nationally recognized statistical rating organizations (NRSROs), or by the only NRSRO that has rated the security, in one of the two highest short-term rating categories, or be comparable unrated securities. However, the Fund may not invest more than 5% of its total assets in securities rated in the second highest rating category. For a list of NRSROs and a description of their ratings, see the Statement of Additional Information.

Effective May 1, 1998

     The maximum remaining maturity of the securities that can be purchased by Money Market Fund was increased from 12 months to 397 days.